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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com

CONFIDENTIAL

February 12, 2021

Re:	Privia Health Group, Inc. Draft Registration Statement on Form S-1 Submitted December 28, 2020 CIK No. 0001759655

Courtney Lindsay

Chris Edwards

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Lindsay and Mr. Edwards:

On behalf of our client, Privia Health Group, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated January 22, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Cover Page

1.

We note that you indicate in your graphic that you have generated $1.3 billion in practice collections. Please disclose your revenues and net income (loss) figures here with equal prominence. Please also explain how practice collections correspond to revenues.

Response: In response to the Staff’s request, the Company has updated its disclosure to remove “Practice Collections” data on the cover page of the Amended DRS and to replace it with “Number of Care Center locations”. In addition, wherever “Practice Collections” is presented elsewhere in the Amended DRS, the Company has also presented with equal prominence the comparable period revenue and net income (loss) figures.

Prospectus Summary, page 1

2.

Here, at page 81, page 101, and anywhere else you deem appropriate, please revise your disclosure to state succinctly and in plain-English your business structure and operating model. In this discussion, specifically state what products and services you provide and how they generate revenue.

Response: In response to the Staff’s comment requesting a clearer explanation of the Company’s business structure and operating model, the Company has updated its disclosure on pages 1-4, 81-83, 102-105 and 130-133 of the Amended DRS.

3.	Please provide a corporate structure chart of your operations. In this chart, please indicate what entities (or group of entities) you own and those with which you have a contractual relationship.

Response: In response to the Staff’s comment relating to the Company’s structure chart, the Company has updated its disclosure on pages 4 and 132-133 of the Amended DRS.

4.

Please disclose in your Prospectus Summary, and anywhere else you deem appropriate, the breakdown of how your revenue is generated. Disclose whether the revenue is generated from owned entities or contractual relationships.

Response: In response to the Staff’s comment relating to the Company’s revenue breakdown, the Company has updated its disclosure on pages 1-4, 81-83 and 102-105 of the Amended DRS.

5.

You state throughout your filing that “as of the twelve months ended September 30, 2020, approximately $1.3 billion total practice collections, high return on invested capital with superior unit economics and high free cash flow conversion.” Please discuss why you chose this 12 month period given that your fiscal year ends on December 31 and that you are omitting interim financials for the period ending September 30, 2019 and 2020. If you believe that you should continue to use this period, please provide disclosures for a similar period (i.e., 12 months) ending on September 30, 2019 for comparison.

Response: In response to the Staff’s comment relating to the Company’s prior presentation of total practice collections as of the last twelve months ended September 30, 2020, the Company has updated its disclosure on pages 2, 4, 82-83 and 103-104 of the Amended DRS to remove those references.

6.

We note that you identify a total addressable market of over $3 trillion in annual U.S. healthcare spend. Please disclose what portion of this amount represents the type of services you provide to your customers.

Response: In response to the Staff’s comment relating to the Company’s total addressable market, the Company has updated its disclosure on pages 2, 6, 103 and 107-108 of the Amended DRS. The Company respectfully advises the Staff that it believes that the “physician enablement” market is the most appropriate description of our total addressable market opportunity. According to a reputable public market research report published by Nephron Research in January 2021, the “physician enablement” market is estimated to represent up to $1.9 trillion of the estimated $3 trillion in annual U.S. healthcare spend.

7.	Please provide a summary of the competitors in your marketspace.

Response: In response to the Staff’s request for the Company to provide a summary of its competitors, the Company has updated its disclosure on pages 128 of the Amended DRS.

Technology and Population Health, page 7

8.	Please modify your graphic here to ensure that all text is legible. Please make such adjustments throughout your filing as necessary.

Response: In response to the Staff’s comment relating to the Company’s graphics, the Company has updated its disclosure on pages 8 and 111 of the Amended DRS.

Risk Factors, page 14

9.	Please disclose here that you will be a “controlled company” and the implications of that designation.

Response: In response to the Staff’s comment, the Company has updated its disclosure on pages 15 of the Amended DRS to include a bullet in its summary risk factors regarding its anticipated status as a “controlled company,” which is related to the risk factor already included on page 63 of the Amended DRS.

If our current agreements or arrangements with any of our majority-owned medical groups are deemed invalid under state law, page 34

10.

To the extent material, please summarize in your Business section, or where you deem appropriate, the referenced agreements and arrangements with your majority-owned medical groups. Please attach as exhibits any such arrangements.

Response: The Company acknowledges the Staff’s comment relating to the Company’s agreements and arrangements with our majority-owned medical groups and has updated its disclosure on pages 1-4, 81-83, 102-105, 130-133 of the Amended DRS. The Company respectfully submits that because the Owned Medical Groups are considered consolidated subsidiaries of the Company for financial reporting purposes, agreements and arrangements between the Company and its subsidiaries are agreements internal to the Company and therefore do not fall within the ambit of Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, the Company believes that no individual agreement between an Owned Medical Group and the related Privia Providers or Affiliated Practices is material to the Company’s overall operations. Accordingly, the Company does not believe that any contracts with the Owned Medical Groups are required to be filed as part of the Amended DRS.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, page 66

11.

We note that your amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for certain claims. You also state that this provision “will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.” Please ensure that your amended and restated bylaws reflects this language.

Response: The Company acknowledges the Staff’s comment and confirms that its amended and restated bylaws will reflect that the exclusive jurisdiction of the Court of Chancery for the State of Delaware will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Use of Proceeds, page 70

12.	If known, please revise your Use of Proceeds section to disclose the amounts that will be allocated to the purposes referenced.

Response: The Company acknowledges the Staff’s comment relating to the Company’s use of proceeds and respectfully advises the Staff that it will update its disclosure regarding its anticipated use of proceeds in a subsequent filing.

Non-GAAP Financial Measures, page 77

13.

Please revise, throughout the filing, to present the most directly comparable GAAP measure with equal or greater prominence whenever you present a non-GAAP financial measure. Refer to Question 102.10 of the Compliance & Disclosure Interpretations-Non- GAAP Financial Measures.

Response: In response to the Staff’s comment relating to the Company’s presentation of non-GAAP financial measures, the Company has updated its disclosure on pages 4, 83 and 104 of the Amended DRS.

Selected Consolidated Financial Data Key Metrics, page 77

14.

We note that your key metrics include both owned and affiliated medical groups. Since it appears that your owned and affiliated medical groups contributed to significantly different revenue sources, please explain to us your consideration of separately disclosing owned and affiliated medical groups for each of your metrics.

Response: The Company acknowledges the Staff’s comment relating to the Company’s use of metrics for both owned and affiliated medical groups, which terms have been redefined as “Owned Medical Groups” and “Non-Owned Medical Groups” in the Amended DRS for clarity, and respectfully advises the Staff that the Company does not regularly monitor its key metrics “Implemented Providers”, “Attributed Lives” or “Practice Collections” separately by Owned Medical Groups and Non-Owned Medical Groups. Accordingly, the Company believes no additional disclosure is required in the Amended DRS at this time.

Key Factors Affecting Our Performance, page 85

15.	Please expand your disclosure to discuss how you define the market from which you derive your market share.

Response: In response to the Staff’s comment relating to the manner in which the Company defines its market and derives its market share, the Company has updated its disclosure on pages 85 of the Amended DRS to delete the referenced language.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Year Ended December 31, 2019 and 2018 Revenue, page 92

16.

Please revise to disclose your revenue by specific sources as indicated on page F-20 and provide a discussion of significant variances and related drivers for each revenue source. In that regard, we note that your FFS-patient care revenue and FFS-administrative services revenue were driven by different groups of implemented providers. Refer to the requirements of Item 303(a) of Regulation S-K.

Response: In response to the Staff’s request for the Company to disclose its revenue by specific sources and to expand its disclosure around drivers for such sources, the Company has updated its disclosure on pages 92 of the Amended DRS.

Governance and Physician Leadership Culture, page 117

17.

Please provide more details on your multipurpose governance model, including any specific duties and authority to make corporate policies. Please discuss any ability of the company’s management to override any decisions.

Response: In response to the Staff’s request for the Company to provide more detail on its multipurpose governance model, the Company has updated its disclosure on pages 118 of the Amended DRS.

Case Studies, page 122

18.

Please provide a summary of why you are including “case studies” and what they are meant to convey. Please explain why you selected the profiled clients and how these clients provide a meaningful representation of your customer base.

Response: The Company acknowledges the Staff’s comment relating to the Company’s inclusion of case studies and respectfully advises the Staff that it chose the case studies included as they represent the Company’s (i) longest and (ii) most meaningful client relationships and that such case studies are illustrative of how the Company goes to market in the geographies in which it operates. The Company believes that the case studies chosen are representative of the Company’s operating model and financial results.

Government Regulations, page 128

19.

We note that you operate in six states and the District of Columbia. We also note that you are subject to multiple state and federal regulations, some of which prohibit you from practicing medicine, controlling physicians’ medical decisions or engaging in practices such as splitting fees with physicians. Please expand your disclosure to identify the states in which you generate material revenue. Please discuss how the state laws in these states apply to your business, including your corporate structure and contractual arrangements. Revise your disclosures throughout, where appropriate, to account for this information.

Response: In response to the Staff’s comment relating to the Company’s operations in six states and the District of Columbia, the Company has updated its disclosure on pages 130-133 of the Amended DRS.

Certain Relationships and Related Party Transactions, page 149

20.

We note that your Lead Sponsors will control you following the offering. We also note that your Lead Sponsors include investment entities affiliated with Goldman Sachs, one of your underwriters in this offering. Please discuss the underwriting arrangements here if it qualifies as a related party transaction.

Response: In response to the Staff’s comment relating to the Company’s Lead Sponsors and certain of the Lead Sponsors being affiliated with one of our underwriters, the Company has updated its disclosure on pages 152 of the Amended DRS.

Forum Selection, page 156

21.

Please revise to include disclosure in this section that the forum selection provision will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Response: In response to the Staff’s request for the Company to include disclosure relating to the forum selection provision, the Company has updated its disclosure on pages 159 of the Amended DRS.

Note 1. Organization and Summary of Significant Accounting Policies Organization, page F-7

22.	Please revise to disclose your accounting treatment for the 51% owned Privia Management Services Organization joint venture.

Response: In response to the Staff’s comment relating to the Company’s accounting treatment for its 51% owned Privia Management Services Organization (“PMSO”) joint venture, the Company has updated its disclosure on page F-7 of the Amended DRS, noting the Company owns 51% and consolidates PMSO within the consolidated financial statements.

23.

You disclose here that the medical groups that are majority-owned by you (owned medical groups) reflect their operations within your consolidated financial results and that they have no ownership in the underlying physician practices. You also disclose on page F-12 that your FFS-patient care revenue is generated from providing healthcare services to patients through affiliated physician practices that are members of your consolidated medical groups. Please respond to the following:

•

Please clearly disclose the relationship between the owned medical groups and their membered physician practices, including the revenue sources of the owned medical groups and the physician practices and the related accounting treatment.

•

Since you consolidate the owned medical groups but not the membered physician practices (because they are not owned), please provide us your analysis of your basis for reporting related revenues on a gross basis under ASC 606-10-55-36 to -40.

Response: In response to the Staff’s comment relating to the Company’s relationship with its owned medical groups and affiliated physician practices and their relationship to the Company’s revenue sources, the Company has updated its disclosure on pages 1-4, 81-83, 102-105 and 130-133 of the Amended DRS.

In addition, in response to the Staff’s comment relating to the basis for reporting the Owned Medical Groups related revenues on a gross basis under ASC 606-10-55-36 to -40 with its Owned Medical Groups and affiliated physician practices, the Company has revised its disclosure on page F-13 to clarify that the Privia Physicians are minority owners in each Medical Group, collectively are minority owners in Owned Medical Groups and collectively own 100% of Non-Owned Medical Groups. In addition, Affiliated Practices do not own any portion of any Medical Groups. The Affiliated Practices are subcontractors to the Medical Groups as described in more detail in the response to comment 24 and in the Amended DRS.

As discussed in the Amended DRS, with respect to the Company’s treatment of revenue from Owned Medical Groups, it is necessary to assess whether the Company is the principal or the agent with respect to FFS-patient care revenue in light of the fact that healthcare services are furnished by Privia Providers rather than employees of the Owned Medical Groups. The Owned Medical Groups, which are each majority-owned by the Company and subject to significant veto authority by the Company, hold the provider contracts, maintain the patient records, set reimbursement rates, and negotiate payer contracts on behalf of the Owned Medical Groups. Although the Company is prohibited by law from interfering in the physician-patient relationship or making clinical care decisions, it provides the care coordination activities, patient outreach and education activities, and sets quality standards with the Company’s Privia Providers. The Company also credentials its Privia Providers for its Owned Medical Groups, and serves as the delegated credentialer for some of its payers. For these reasons, the Company believes that it is the principal in these relationships.

Variable Interest Entities, page F-8

24.

You disclose here that your affiliated physician practices and your non-owned medical groups are not considered to be VIEs and thus not consolidated in your financial statements. Please respond to the following:

•

Please clarify for us, and revise if necessary, whether the affiliated physician practices referenced here also include the affiliated physician practices that are members of your consolidated medical groups. If not, please revise here and throughout the filing to clearly distinguish affiliated physicians practices with your owned and non-owned medical groups.

•

Please describe to us, and revise if necessary, the relationship and responsibilities between you and your non-owned medical groups and their affiliated physician practices, including the service agreements, and billing and payment arrangements.

•

Please clarify for us the difference in your agreements with those physician practices who are members of your consolidated medical group and those affiliated physician practices of your non-owned medical group. Also, clarify for us how those differences impacted your revenue recognition.

Response: In response to the Staff’s comment relating to the Company’s relationship with its Owned Medical Groups and Non-Owned Medical Groups and with Affiliated Practices, the Company has updated its disclosure on pages 3, 82-83, 100-101, 104 and 130-133 and F-8-9 of the Amended DRS.

The Company respectfully advises the Staff that the concept of “Affiliated Practices,” as currently defined in the Amended DRS, represents separate entities each Medical Group (as defined in the Amended DRS) subcontracts with for the provision of certain services. Neither the Company nor the Medical Groups have any ownership interest in the Affiliated Practices, which are typically owned by certain Privia Physicians. The Company has contractual relationships with the Affiliated Practices of Owned Medical Groups through Support Services Agreements, while it does not have any contractual relationship with the Affiliated Practices of Non-Owned Medical Groups.

With respect to both Owned and Non-Owned Medical Groups, (i) each Privia Physician enters into a Physician Member Services Agreement, whereby such Privia Physician is a member of, and provides healthcare services on behalf of, a Medical Group, (ii) each Medical Group enters into a Support Services Agreement with the Affiliated Practice, whereby such Affiliated Practice provides certain subcontracted services to the Medical Group, and (iii) each Medical Group enters into a Management Services Agreement (“MSA”) with a local MSO, whereby the MSO provides management and administrative services to the Medical Group. However, due to the ownership structure of the Medical Groups (e.g., the Company owns a majority interest in Owned Medical Groups and no ownership interest in Non-Owned Medical Groups), the Company’s revenue sources with respect to the Medical Groups differ. Fee-for-service “patient care” revenue is earned by Owned Medical Groups. Fee-for-services “administrative services” revenue is earned by the Company from Non-Owned Medical Groups through the MSAs.

Revenue Recognition, page F-12

25.	Please revise to clarify the reason that the adoption of ASC 606 resulted in a reclassification of bad debt expense from general and administrative expense to a contra revenue account.

Response: In response to the Staff’s comment relating to the Company’s bad debt expenses as a result of the adoption of ASC 606, the Company has updated its disclosure on pages 98 and F-12 of the Amended DRS.

26.

Please expand to further disclose details of all variable consideration for FFS–patient care as well as for other revenue sources. Clarify the nature of implicit price concessions, discounts or other reductions and the methods, inputs and assumptions used in determining the related transaction price in accordance with ASC 606-10-50-20. We note that you disclosed rebates under certain management services agreements on page 131.

Response: In response to the Staff’s request for the Company to provide additional disclosure relating to its FFS-patient care and other revenue sources, the Company has updated its disclosure on pages F-13-15 of the Amended DRS to remove non-applicable items. In addition, with respect to rebates, those are only available under our FFS-administrative services contract with Non-Owned Medical Groups and no rebates have been earned to date.

Note 8. Note Payable, page F-23

27.

We note your disclosure that interest expense relating to the note payable is included in general and administrative expenses in your consolidated statements of operations. Please explain to us why this is not included in interest expense.

Response: In response to the Staff’s comment relating to the Company’s inclusion of its interest expense under general and administrative expenses, the Company has updated its disclosure on page F-24 of the Amended DRS to remove the referenced language.

Exhibits

28.	Please list and attach all material agreements, including, but not limited to, employment agreements, compensation arrangements, and services agreements.

Response: The Company acknowledges the Staff’s request for the Company to attach material agreements and respectfully advises the Staff that the Company will include material agreements, if any, in a subsequent filing of the Amended DRS.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Shawn Morris, Chief Executive Officer Thomas Bartrum, General Counsel
Privia Health Group, Inc.